UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549	OMB APPROVAL OMB Number….3235-0058 Expires: October 31, 2018 Estimated average burden hours per response 2.50
FORM 12b-25	SEC FILE NUMBER 811-21422
NOTIFICATION OF LATE FILING	CUSIP NUMBER 89832P606, 89832P705
(Check one) □ Form 10-k □ Form 20-F □ Form 11-k □ Form 10-Q □ Form 10-D □ Form N-SAR ☒ Form N-CSR

For Period Ended: August 31, 2017
□ Transition Report on Form 10-K
□ Transition Report on Form 20-F
□ Transition Report on Form 11-K
□ Transition Report on Form 10-Q
□ Transition Report on Form N-SAR
For the Transition Period Ended: ____________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Trust for Advised Portfolios
Full Name of Registrant

Former Name if Applicable

615 East Michigan Street
Address of Principal Executive Office (Street and Number)
Milwaukee, WI 53202
City, State and Zip Code

Part II – Rules 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period

The Infinity Q Diversified Alpha Fund (the “Fund”) has experienced delays in completing its audit process for the fiscal year ended August 31, 2017. The Fund is filing for extension because the audit process could not be completed by the initial filing date of November 9, 2017 without unreasonable effort and expense. The extension will allow the Fund’s independent registered public accounting firm, BBD, LLP, to work with the Fund and management to complete the audit process.

Part IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
Russell Simon 626 914-7395
(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).Yes  □ No ☒

August 31, 2017 Form N-SAR

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes □ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Trust for Advised Portfolios
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date November 9, 2017 By /s/ Russell Simon
Russell Simon
Treasurer and Principal Financial Officer